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                                                                      Exhibit 12
                                                                      ----------



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
                                       Electronic Data Systems Corporation and Subsidiaries
                                   Computation of Ratio of Earnings to Fixed Charges (Unaudited)
                                                       (dollars in millions)


                                        Three
                                        Months
                                        Ended
                                       March 31,                               Years Ended December 31,
                                       ---------      -----------------------------------------------------------------------------
                                         2001            2000            1999            1998            1997            1996
                                         ----            ----            ----            ----            ----            ----
Fixed charges:
  Interest and related charges on debt  $ 48.0        $  199.1        $  141.9        $  118.1        $  162.4        $  162.9
  Portion of rentals deemed to be
   interest                               86.0           319.1           351.8           301.1           217.0           219.0

  Redeemable preferred stock
   dividends of subsidiaries               1.8            10.4             8.0            14.5            27.5             2.8
                                        ------        --------        --------        --------        --------        --------
Total fixed charges                      135.8           528.6           501.7           433.7           406.9           384.7
                                        ------        --------        --------        --------        --------        --------

Earnings available for fixed charges:
  Income before income taxes and
   cumulative effect of a change in
   accounting principle                  734.4         1,800.0           657.7         1,133.7         1,141.6           674.1


  Minority interest in consolidated
   subsidiaries and (income) losses
   of equity investees                    (1.8)           (4.3)           (7.0)          (11.9)           (8.5)            0.4
                                        ------        --------        --------        --------        --------        --------
   Subtotal                              732.6         1,795.7           650.7         1,121.8         1,133.1           674.5
  Total fixed charges per above          135.8           528.6           501.7           433.7           406.9           384.7
                                        ------        --------        --------        --------        --------        --------
Earnings available for fixed charges    $868.4        $2,324.3        $1,152.4        $1,555.5        $1,540.0        $1,059.2
                                        ======        ========        ========        ========        ========        ========

Ratio of earnings to fixed charges         6.4             4.4             2.3             3.6             3.8             2.8
                                        ======        ========        ========        ========        ========        ========
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